                               STANT CORPORATION
                     STOCK OPTION PLAN FOR DIRECTORS (1993)

                             Statement of Amendment
                            Effective April 9, 1997


Pursuant to Section 11 and Section 7 of the Option Agreements covering options granted under the Plan, new paragraphs are added to the end of Section 14 as follows:

         "In the event of consummation of the merger (the "Merger") between the Company and E&W Acquisition Corp., (i) the property issuable upon exercise of any theretofore unexercised option shall be cash equal to the product of (A) the Merger Price less the exercise price of such option and (B) the number of shares of Common Stock subject to such option, (ii) each option exercised pursuant to clause (i) shall be immediately canceled as of the date of the Merger and of no force or effect and (iii) the Company shall pay an amount in cash to the optionee within 30 days of the date of the Merger equal to the amount set forth in clause (i). Upon consummation of the Merger no further options may be issued under the Plan.

         For purposes of this Section 14, Merger Price shall equal the amount payable per share of Common Stock in the Merger."